Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated May 19, 2011

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement STR-2. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$
Underwriting discount (1)	$0.125	$
Proceeds, before expenses, to Bank of America Corporation	$9.875	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.975 per unit and $0.10 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.875 per unit and $0.00 per unit, respectively.

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), any reference in this term sheet to the month in which the pricing date, settlement date, maturity date, or the Observation Date will occur is subject to change.

Merrill Lynch & Co.
May , 2011

Units Strategic Accelerated Redemption Securities® Linked to the Price of Corn, due March     , 2012 $10 principal amount per unit Term Sheet No. Pricing Date* May     , 2011 Settlement Date* June     , 2011 Maturity Date* March     , 2012 CUSIP No. Strategic Accelerated Redemption Securities® The notes will be called at an amount equal to the $10 principal amount per unit plus a fixed Call Premium of between 10% and 14% if the price of the front-month futures contract for corn (the “Corn Futures Contract”) on the Observation Date is equal to or greater than 100% of its Starting Value 1-to-1 downside exposure to decreases in the price of the Corn Futures Contract below the Threshold Value if the notes are not called, with up to 85% of the principal amount at risk A maturity of approximately nine months Payments on the notes are subject to the credit risk of Bank of America Corporation No periodic interest payments No listing on any securities exchange Market Downside Protection Enhanced Income Market Access Enhanced Return

Summary

The Strategic Accelerated Redemption Securities® Linked to the Price of Corn, due March     , 2012 (the “notes”), are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes have only one Observation Date, which will occur approximately nine months after the pricing date. The notes provide for an automatic call if the Observation Level of the Corn Futures Contract (as defined and described below) on the Observation Date is equal to or greater than the Call Level. If the notes are called on the Observation Date, you will receive on the Call Settlement Date an amount per unit (the “Call Amount”) equal to the Original Offering Price of the notes plus the Call Premium. The Call Settlement Date for the Observation Date will be the maturity date. If your notes are not called, the amount you receive on the maturity date (the “Redemption Amount”) will not be greater than the Original Offering Price per unit and will be based on the percentage decrease in the price of the Corn Futures Contract from the Starting Value, as determined on the pricing date, to the Ending Value, as determined on the Observation Date. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Offering Price of the notes. Investors generally will recognize short-term capital gain or loss upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity. Any such gain or loss is subject to certain tax implications, set forth under “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations.”

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STR-2. Unless otherwise indicated or unless the context requires otherwise, all references in this term sheet to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately nine months
Market Measure:

The front-month corn futures contract traded on the Chicago Board of Trade (the “Corn Futures Contract”) (Bloomberg symbol: C 1 <Cmdty>). The Corn Futures Contract that will be used to determine the Starting Value will be the contract scheduled for delivery in July 2011, and the Corn Futures Contract that will be used to determine the Ending Value will be the contract scheduled for delivery in March 2012, subject to adjustment in each case depending on when the pricing date and the Observation Date occur. The Corn Futures Contract is more fully described on page TS-9 of this term sheet.

Starting Value:

The official settlement price of the Corn Futures Contract on the Chicago Board of Trade (the “CBOT”), as reported on Bloomberg L.P., on the pricing date. If a Market Disruption Event (as defined on page TS-7) occurs on the pricing date, the Starting Value will be determined as described beginning on page S-27 of product supplement STR-2 (the provisions applicable to a commodity-based index will apply to the Market Measure). The Starting Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the notes.

Ending Value:	The Observation Level
Observation Level:

The official settlement price of the Corn Futures Contract on the CBOT, as reported on Bloomberg L.P., on the Observation Date. If it is determined that the scheduled Observation Date is not a trading day (as defined on page TS-7), or if a Market Disruption Event occurs on the scheduled Observation Date, the Observation Level will be determined as more fully described beginning on page S-31 of product supplement STR-2.

Observation Date:	February , 2012
Call Level:	100% of the Starting Value
Call Amount (per Unit):	$11.00 - $11.40. The actual Call Amount will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with the sale of the notes.
Call Premium:

10% - 14% of the Original Offering Price. The actual Call Premium will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with the sale of the notes.

Call Settlement Date:	The maturity date
Threshold Value:	85% of the Starting Value
Leverage Factor:	100%
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining Payment on the Notes

Automatic Call Provision:

The notes will be automatically called on the Observation Date if the Observation Level on the Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive on the Call Settlement Date the Call Amount per unit, which is equal to the Original Offering Price per unit plus the Call Premium.

Payment at Maturity:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date, calculated as follows:

Strategic Accelerated Redemption Securities®	TS-2

Hypothetical Payments

Set forth below are four hypothetical examples of payment calculations (with hypothetical Call Amounts and hypothetical Redemption Amounts rounded to two decimal places), based on:

1)	a hypothetical Starting Value of 697.50, the settlement price of the Corn Futures Contract on May 16, 2011;

2)	a hypothetical Threshold Value of 592.88, or 85% of the hypothetical Starting Value (rounded to two decimal places);

3)	a hypothetical Call Level of 697.50, or 100% of the hypothetical Starting Value;

4)	a hypothetical term of the notes from May 23, 2011 to February 23, 2012, a term expected to be similar to that of the notes;

5)	a hypothetical Call Premium of 12% of the Original Offering Price per unit, the midpoint of the Call Premium range of 10% to 14%; and

6)	a hypothetical Observation Date occurring on February 16, 2012.

The Notes Are Called on the Observation Date

The Observation Level on the Observation Date is equal to or greater than the Call Level. Consequently, the notes will be called at the Call Amount per unit equal to $10.00 plus the Call Premium.

Example 1

If the hypothetical Observation Level is 845.16, or 121.17% of the hypothetical Starting Value, the hypothetical Call Amount per unit will be:

$10.00 plus the hypothetical Call Premium of $1.20 = $11.20 per unit.

Example 2

If the hypothetical Observation Level is 737.82, or 105.78% of the hypothetical Starting Value, the hypothetical Call Amount per unit will be:

$10.00 plus the hypothetical Call Premium of $1.20 = $11.20 per unit.

Strategic Accelerated Redemption Securities®	TS-3

The Notes Are Not Called on the Observation Date

Example 3

The notes are not called on the Observation Date and the hypothetical Ending Value of the Corn Futures Contract on the Observation Date is not less than 592.88, the hypothetical Threshold Value. The hypothetical Redemption Amount per unit will therefore be $10.00.

Example 4

The notes are not called on the Observation Date and the hypothetical Ending Value of the Corn Futures Contract on the Observation Date is less than 592.88, the hypothetical Threshold Value. The hypothetical Redemption Amount will be less, and possibly significantly less, than the Original Offering Price per unit.

If the hypothetical Ending Value is 545.86, or 78.26% of the hypothetical Starting Value, the hypothetical Redemption Amount will be:

$10 +	[	$10 ×	(545.86 – 592.88)	× 100%	]	= $9.33 per unit
697.50

Strategic Accelerated Redemption Securities®	TS-4

These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, the Threshold Value, the Observation Level (or Ending Value) on the Observation Date, the Call Premium, and the term of your investment.

Summary of the Hypothetical Examples

Notes Are Called on the Observation Date	Example 1	Example 2

Hypothetical Starting Value	697.50	697.50

Hypothetical Call Level	697.50	697.50

Hypothetical Observation Level on the Observation Date	845.16	737.82

Hypothetical Return of the Corn Futures Contract	21.17%	5.78%

Hypothetical Return of the Notes	12.00%	12.00%

Hypothetical Call Amount per Unit	$11.20	$11.20

Notes Are Not Called on the Observation Date	Example 3	Example 4

Hypothetical Starting Value	697.50	697.50

Hypothetical Ending Value	676.58	545.86

Hypothetical Threshold Value	592.88	592.88

Hypothetical Return of the Corn Futures Contract	-3.00%	-21.74%

Hypothetical Return of the Notes	0.00%	-6.74%

Hypothetical Redemption Amount per Unit	$10.00	$9.33

Strategic Accelerated Redemption Securities®	TS-5

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. The following is a list of certain of the risks involved in investing in the notes. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-10 of product supplement STR-2 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not called, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return, if any, is limited to the return represented by the Call Premium.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return may be less than the return on a comparable investment directly in the Corn Futures Contract.

▪	You must rely on your own evaluation of the merits of an investment linked to the price of the Corn Futures Contract.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪	The amount that you receive at maturity or upon a call will not be affected by all developments relating to the Corn Futures Contract.

▪	Ownership of the notes will not entitle you to any rights with respect to the Corn Futures Contract or any related futures contracts.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the Original Offering Price.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	The price of the Corn Futures Contract may change unpredictably, affecting the value of the notes in unforeseeable ways.

▪	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	Trading by us and our affiliates in related futures and options contracts may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the notes and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2.

Additional Risk Factors

The price of corn is primarily affected by the global demand for and supply of corn.

The demand for corn is in part linked to the development of industrial and energy uses for corn. This includes the use of corn in the production of ethanol. The demand for corn is also affected by the production and profitability of the pork and poultry sectors, which use corn for feed. Negative developments in those industries may reduce the demand for corn. For example, if avian flu or any other disease were to have a negative effect on world poultry markets, the demand for corn might decrease. The supply of corn is dependent on many factors, including weather patterns, government regulation, the price of fuel and fertilizers and the current and previous price of corn. The United States is the world’s largest supplier of corn, followed by China and Brazil. The supply of corn is particularly sensitive to weather patterns in these countries. In addition, technological advances could lead to increases in worldwide production of corn and corresponding decreases in the price of corn.

Suspensions or disruptions of market trading in corn and related futures markets could adversely affect the value of the notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the price of the Corn Futures Contract and, therefore, the value of the notes.

The price movements in the Corn Futures Contract may not correlate with changes in corn’s spot price.

The Corn Futures Contract is a futures contract for corn that trades on the CBOT. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The notes are linked to the Corn Futures Contract and not to the spot price of corn, and an investment in the notes is not the same as buying and holding corn. While price movements in the Corn Futures Contract may correlate with changes in corn’s spot price, the correlation will not be perfect and price movements in the spot market for corn may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot

Strategic Accelerated Redemption Securities®	TS-6

price of corn may not result in an increase in the price of the Corn Futures Contract. The Corn Futures Contract price may decrease while the spot price for corn remains stable or increases, or does not decrease to the same extent.

The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the Corn Futures Contract.

The price movements in the Corn Futures Contract may not be reflected in the market value of the notes. If you are able to sell your notes, the price you receive could be affected by changes in the values of futures contracts for corn that have more distant delivery dates than the Corn Futures Contract. The prices for these distant-delivery futures contracts may not increase to the same extent as the prices of the Corn Futures Contract, or may decrease to a greater extent, which may adversely affect the value of the notes.

The notes include the risk of a concentrated position in a single commodity.

The notes are linked to a single exchange-traded physical commodity underlying the Corn Futures Contract, corn. An investment in the notes may therefore carry risks similar to a concentrated investment in a single commodity. Accordingly, a decline in the value of corn may adversely affect the price of the Corn Futures Contract and the value of the notes.

The policies of the CBOT are subject to change, in a manner which may reduce the value of the notes.

The policies of the CBOT concerning the manner in which the price of corn is calculated may change in the future. The CBOT is not our affiliate, and we have no ability to control or predict the actions of the CBOT. The CBOT may also from time to time change its rules or bylaws or take emergency action under its rules. The CBOT may discontinue or suspend calculation or dissemination of information relating to the Corn Futures Contract. Any such actions could affect the price of the Corn Futures Contract, and therefore, the value of the notes.

Other Terms of the Notes

The definition of “trading day” below supersedes and replaces the definition of “trading day” set forth beginning on page S-25 of product supplement STR-2.

A “trading day” means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the CBOT or any successor exchange or market.

The provisions below supersede and replace the definition of “Market Disruption Event” set forth on page S-31 of product supplement STR-2.

Market Disruption Event

A “Market Disruption Event” means any of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading in corn, or futures contracts or options related to corn, on the Relevant Market (as defined below);

(B)	the failure of trading to commence, permanent discontinuance of trading, or a discontinuance of trading at or within 15 minutes of the close, in corn, or futures contracts or options related to corn, on the Relevant Market;

(C)	the failure of the CBOT to calculate or publish the official settlement price of corn for that day (or the information necessary for determining the official settlement prices); or

(D)	any other event which the calculation agent determines, in its sole discretion, materially interferes with its ability or the ability of any of its affiliates to unwind all or a material portion of a hedge that the calculation agent or its affiliates have effected or may effect in connection with the notes.

For the purpose of determining whether a Market Disruption Event has occurred:

(A)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market, and;

(B)	a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the CBOT in the Relevant Market under ordinary circumstances.

“Relevant Market” means the market in Chicago on which members of the CBOT, or any successor thereto, quote prices for the buying and selling of corn, or if such market is no longer the principal trading market for corn or options or futures contracts for corn, such other exchange or principal trading market for corn, as determined in good faith by the calculation agent, which serves as the source of prices for corn, and any principal exchanges where options or futures contracts on corn are traded.

Strategic Accelerated Redemption Securities®	TS-7

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that the price of the Corn Futures Contract will be equal to or greater than the Call Level on the Observation Date and you seek a return at maturity equal to the Call Premium in that case.

▪

You are willing to receive a pre-determined return on your investment, capped at the Call Premium, if the notes are called, regardless of the performance of the Corn Futures Contract from the Starting Value to the Observation Level.

▪	You are willing to accept that the notes may not be called, in which case your return on your investment will be equal to or less than the Original Offering Price per unit.

▪	You accept that your investment will result in a loss, which could be significant, if the price of the Corn Futures Contract decreases below the Threshold Value on the Observation Date.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the price of the Corn Futures Contract with no expectation of the benefits of owning the Corn Futures Contract or any related futures contracts.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the price of the Corn Futures Contract will not be equal to or greater than the Call Level on the Observation Date.

▪	You seek a return on your investment that will not be capped at the Call Premium.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment that provides you with benefits of owning the Corn Futures Contract or any related futures contracts.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Other Provisions

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution; Conflicts of Interest

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of FINRA Rule 5121. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will not receive an underwriting discount for the notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Strategic Accelerated Redemption Securities®	TS-8

The Corn Futures Contract

We have derived all information regarding the Corn Futures Contract from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, the CBOT. The consequences of the CBOT discontinuing trading in the Corn Futures Contract are discussed in the section of product supplement STR-2 beginning on page S-37 entitled “Description of the Notes—Discontinuance of a Non-Exchange Traded Fund Market Measure.” None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation or dissemination of information relating to the Corn Futures Contract.

The Futures Market

An exchange-traded futures contract, such as the Corn Futures Contract, provides for the future purchase and sale of a specified type and quantity of a commodity, at a particular price and on a specific date. Futures contracts are standardized so that each investor trades contracts with the same requirements as to quality, quantity, and delivery terms. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date. Exchange-traded futures contracts are traded on organized exchanges such as the CBOT, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.

The Corn Futures Contract

The Corn Futures Contract is the front-month corn futures contract traded on the CBOT. The Corn Futures Contract trades in units of 5,000 bushels of No. 2 yellow corn at par, No. 1 yellow corn at 1 1/2 cents per bushel over contract price, or No. 3 yellow corn at 1 1/2 cents per bushel under contract price. Every delivery of corn may be made up of the authorized grades for shipment from eligible regular facilities provided that no lot delivered may contain less than 5,000 bushels of any one grade from any one shipping station. The settlement price of the Corn Futures Contract is reported by Bloomberg under the symbol C 1 <Cmdty>.

The following summarizes selected specifications relating to the Corn Futures Contract:

Price Quotation: cents per bushel.

Minimum Daily Price Fluctuation (Tick Size):  1/4 of one cent per bushel.

Maximum Daily Price Fluctuation: CBOT rules provide for daily price fluctuation limits for the Corn Futures Contract of $0.30 per bushel above or below the previous day’s settlement price, expressed in cents per bushel. The daily price fluctuation is expanded to $0.45 for two days and $0.70 for three days or more, when the market closes at limit bid or limit offer. There is no price limit on the current month contract on or after the second business day preceding the first day of the delivery month.

The value of the Corn Futures Contract on any trading day will be the official settlement price of the front-month corn futures contract on the CBOT, expressed in cents per bushel, as determined by the CBOT, and reported by Bloomberg as provided above.

Strategic Accelerated Redemption Securities®	TS-9

Historical Data on the Corn Futures Contract

The following graph sets forth the monthly historical prices of the Corn Futures Contract in the period from January 2006 through April 2011. This historical data is not necessarily indicative of the future price of the Corn Futures Contract or what the value of the notes may be. On May 16, 2011, the official settlement price of the Corn Futures Contract was 697.50.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Corn Futures Contract. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Corn Futures Contract and financial markets generally exhibiting greater volatility than in earlier periods.

Strategic Accelerated Redemption Securities®	TS-10

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a callable single financial contract linked to the Corn Futures Contract that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity an amount in cash linked to the price of the Corn Futures Contract.

•

Under this characterization and tax treatment of the notes, upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, you generally will recognize short-term capital gain or loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2, which you should carefully review prior to investing in the notes.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as a callable single financial contract linked to the Corn Futures Contract that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity an amount in cash linked to the price of the Corn Futures Contract. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute a callable single financial contract linked to the Corn Futures Contract for U.S. federal income tax purposes. If the notes did not constitute a callable single financial contract, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement STR-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations. The discussion in this section and in the section entitled “U.S. Federal Income Tax Summary” in product supplement STR-2 assume that there is a significant possibility of a significant loss of principal on an investment in the notes.

Settlement at Maturity or Sale or Exchange Prior to Maturity. Assuming that the notes are properly characterized and treated as callable single financial contracts linked to the Corn Futures Contract for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, a U.S. Holder (as defined on page S-44 of product supplement STR-2) generally will recognize short-term capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the notes. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the notes, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the notes for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement STR-2.

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Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement STR-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003417/g18702p5e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements, and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed-income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access notes may offer exposure to certain market sectors, asset classes, and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Strategic Accelerated Redemption Securities®” is our registered service mark.

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